UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 4)

KINDER MORGAN, INC.

(Name of the Issuer)

Kinder Morgan, Inc. Knight Holdco LLC Knight Acquisition Co. Richard D. Kinder William V. Morgan Portcullis Partners, LP Portcullis G.P., LLC Michael C. Morgan	Fayez Sarofim C. Park Shaper Steven J. Kean David D. Kinder Joseph Listengart Kimberly Allen Dang James E. Street

GS Capital Partners V Fund, L.P.
GS Capital Partners V Offshore Fund, L.P.
GS Capital Partners V GmbH & CO. KG
GS Capital Partners V Institutional, L.P.
GS Global Infrastructure Partners I, L.P.
The Goldman Sachs Group, Inc.
Carlyle Partners IV, L.P.
Carlyle/Riverstone Global Energy and Power Fund III, L.P.
AIG Knight LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

49455P 10 1

(CUSIP Number of Class of Securities)

Kinder Morgan, Inc. c/o Joseph Listengart Vice President, General Counsel and Secretary 500 Dallas Street, Suite 1000 Houston, Texas 77002 (713) 369-9000	Knight Holdco LLC Knight Acquisition Co. c/o Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Attn: Daniel A. Neff Attn: David M. Silk Attn: Igor Kirman (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gary W. Orloff R. Daniel Witschey, Jr. Bracewell & Giuliani LLP 711 Louisiana Street Suite 2300 Houston, Texas 77002 (713) 223-2300	Michael P. Rogan Stephen W. Hamilton Frank Ed Bayouth Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Ave., N.W. Washington, D.C. 20005 (713) 371-7000	James R. Westra R. Jay Tabor Weil, Gotshal & Manges LLP 100 Federal Street, Floor 34 Boston, Massachusetts 02110 (617) 772-8300	Daniel A. Neff David M. Silk Igor Kirman Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, NY 10019 (212) 403-1000

This statement is filed in connection with (check the appropriate box):

(a)	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or
Rule 13e-3(c) under the Securities Exchange Act of 1934.
(b)	☐ The filing of a registration statement under the Securities Act of 1933.
(c)	☐ A tender offer.
(d)	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$14,589,655,838	$1,561,094

                  * Calculated solely for the purpose of determining the filing fee. The transaction valuation is determined based upon the sum of (a) the product of (i) 133,990,784 shares of Kinder Morgan common stock outstanding on September 19, 2006, and (ii) the merger consideration of $107.50 per share (equal to $14,404,009,280) and (b) an aggregate of $185,646,558 expected to be paid upon the cancellation of outstanding options having an exercise price less than $107.50 or in connection with restricted stock or restricted stock units under certain stock or benefit plans (the “Total Consideration”).

            ** In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(c)(1) promulgated thereunder, the filing fee was determined by multiplying 0.000107 by the Total Consideration.

            ☒ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $1,561,094

Form or Registration No.: Schedule 14A

Filing Party: Kinder Morgan, Inc.

Date Filed: September 22, 2006

INTRODUCTION

This Amendment No. 4 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed by (1) Kinder Morgan, Inc., a Kansas corporation (“Kinder Morgan” or the “Company”), the issuer of the Kinder Morgan common stock, par value $5.00 per share, that is subject to the Rule 13e-3 transaction, (2) Knight Holdco LLC (“Parent”), a Delaware limited liability company, (3) Knight Acquisition Co. (“Acquisition Co.”), a Kansas corporation that is a wholly owned subsidiary of Parent, (4) Richard D. Kinder, Chairman of the Board of Directors and Chief Executive Officer of Kinder Morgan, (5) Portcullis Partners, LP, a Texas limited partnership (“Portcullis Partners”), Portcullis G.P., LLC, a Texas limited liability company that is the general partner of Portcullis Partners (“Portcullis GP”), William V. Morgan, the former President, Vice Chairman and director of Kinder Morgan and the Manager of Portcullis GP, Michael C. Morgan, a director of Kinder Morgan, Fayez Sarofim, a director of Kinder Morgan, C. Park Shaper, the President of Kinder Morgan, Steven J. Kean, Executive Vice President and Chief Operating Officer of Kinder Morgan, David D. Kinder, Vice President, Corporate Development and Treasurer of Kinder Morgan, Joseph Listengart, Vice President, General Counsel and Secretary of Kinder Morgan, Kimberly Allen Dang, Chief Financial Officer and Vice President, Investor Relations of Kinder Morgan, and James E. Street, Vice President, Human Resources and Administration of Kinder Morgan, (6) GS Capital Partners V Fund, L.P., a Delaware limited partnership, GS Capital Partners V Offshore Fund, L.P., a Cayman Islands exempted limited partnership, GS Capital Partners V GmbH & CO. KG, a German limited partnership, GS Capital Partners V Institutional, L.P., a Delaware limited partnership, GS Global Infrastructure Partners I, L.P., a Delaware limited partnership, The Goldman Sachs Group, Inc., a Delaware corporation, (7) Carlyle Partners IV, L.P., a Delaware limited partnership, (8) Carlyle/Riverstone Global Energy and Power Fund III, L.P., a Delaware Limited Partnership, and (9) AIG Knight LLC, a Delaware limited liability company. Mr. Richard Kinder, Portcullis Partners, Portcullis GP, Mr. William Morgan, Mr. Michael Morgan, Mr. Sarofim, Mr. Shaper, Mr. Kean, Mr. David Kinder, Mr. Listengart, Mrs. Dang and Mr. Street are sometimes referred to herein collectively as the “Rollover Investors,” and the entities referred to in clauses (6) – (9) above are sometimes referred to herein collectively as the “Sponsor Investors.” Kinder Morgan, Parent, Acquisition Co., the Rollover Investors and the Sponsor Investors are sometimes referred to herein collectively as the “Filing Persons.” This Transaction Statement relates to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of August 28, 2006, by and among Kinder Morgan, Parent and Acquisition Co.

If the merger is consummated, Acquisition Co. will be merged with and into Kinder Morgan, with Kinder Morgan continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, each share of Kinder Morgan common stock issued and outstanding immediately prior to the effective time of the Merger (other than shares held in the treasury of Kinder Morgan, or owned by its wholly owned subsidiaries, or by Parent or Acquisition Co. immediately prior to the effective time of the Merger (including shares contributed to Parent by the Rollover Investors prior to the Merger), or held by stockholders who are entitled to and who properly exercise appraisal rights under Kansas law) will be converted into the right to receive $107.50 in cash, without interest. Upon consummation of the Merger, unless otherwise agreed between a holder and Parent, all outstanding options to purchase shares of Kinder Morgan common stock granted under any of Kinder Morgan’s employee or director equity plans, whether vested or unvested, will at the effective time of the Merger become fully vested and be cancelled and converted into a right to receive a cash payment equal to the number of shares of Kinder Morgan common stock underlying the options multiplied by the amount (if any) by which $107.50 exceeds the option exercise price, without interest and less any applicable withholding taxes. Unless otherwise agreed between a holder and Parent, all shares of Kinder Morgan restricted stock or restricted stock units under Kinder Morgan’s stock plans or benefit plans will vest in full and be cancelled and converted into the right to receive a cash payment equal to the number of outstanding shares of restricted stock, multiplied by $107.50, without interest and less any applicable withholding taxes. In addition to the Rollover Investors, certain members of senior management and other employees of Kinder Morgan will also be permitted to contribute shares of Kinder Morgan common stock to, or to invest cash in, Parent.

Concurrently with the filing of this Transaction Statement, Kinder Morgan is filing with the Securities and Exchange Commission a preliminary Proxy Statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of the stockholders of Kinder Morgan at which the stockholders of Kinder Morgan will consider and vote upon a proposal to approve and adopt the Merger Agreement. The approval and adoption of the Merger Agreement requires the affirmative vote of at least the holders of two-thirds of all of the Kinder Morgan common stock then entitled to vote at the special meeting on that matter.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement. All information contained in this Transaction Statement concerning any of the Filing Persons has been provided by such Filing Person and none of the Filing Persons, including Kinder Morgan, takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1.                        Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.                        Subject Company Information.

Regulation M-A Item 1002

(a)   Name and Address.   The Company’s name and the address and telephone number of its principal executive offices are as follows:

Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002
(713) 369-9000

(b)   Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Notice of Special Meeting”
“Questions and Answers about the Special Meeting and the Merger”
“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

(c)   Trading Market and Price.   The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Kinder Morgan—Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(d)   Dividends.   The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Kinder Morgan—Price Range of Common Stock and Dividend Information” is incorporated herein by reference.

(e)   Prior Public Offerings.   None.

(f)    Prior Stock Purchases.   The information set forth in the Proxy Statement under the caption “Other Important Information Regarding Kinder Morgan—Prior Purchases and Sales of Kinder Morgan Common Stock” is incorporated herein by reference.

Item 3.                        Identity and Background of Filing Persons.

Regulation M-A Item 1003

(a)   Name and Address.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”
“Summary Term Sheet—The Merger”
“The Parties to the Merger”
“Special Factors—Effects of the Merger”
“Other Important Information Regarding Kinder Morgan—Directors and Executive Officers of Kinder Morgan”
“Important Information Regarding Acquisition Co., Parent and the Sponsor Investors”

“Other Important Information Regarding Kinder Morgan—Security Ownership of Certain Beneficial Owners and Management”

(b)   Business and Background of Entities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Parties to the Merger”
“Summary Term Sheet—The Merger”
“The Parties to the Merger”
“Other Important Information Regarding Kinder Morgan—Directors and Executive Officers of Kinder Morgan”
“Important Information Regarding Acquisition Co., Parent and the Sponsor Investors”

(c)   Business and Background of Natural Persons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”
“Other Important Information Regarding Kinder Morgan—Directors and Executive Officers of Kinder Morgan”
“Important Information Regarding Acquisition Co., Parent and the Sponsor Investors”

Item 4.                        Terms of the Transaction.

Regulation M-A Item 1004

(a)   Material Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors”
“The Special Meeting”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

(c)   Different Terms.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Questions and Answers about the Special Meeting and the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Arrangements with Respect to Parent Following the Merger”
“Special Factors—Financing of the Merger”
“Special Factors—Provisions for Unaffiliated Security Holders”
“Special Factors—Estimated Fees and Expenses”
“The Merger Agreement—Effect of the Merger on the Common Stock and Stock Options of Kinder Morgan”
“The Merger Agreement—Other Covenants and Agreements—Indemnification of Directors and Officers; Insurance”

(d)   Appraisal Rights.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”
“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Appraisal Rights of Stockholders”
Annex D—Section 17-6712 of the Kansas General Corporation Code

(e)   Provisions for Unaffiliated Security Holders.   The information set forth in the Proxy Statement under the caption “Special Factors—Provisions for Unaffiliated Security Holders” is incorporated herein by reference.

(f)    Eligibility for Listing or Trading.   Not applicable.

Item 5.                        Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)   Transactions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”

The Goldman Sachs Group, Inc. (directly or indirectly through subsidiaries or affiliated companies or both) is an investment banking firm that regularly performs services such as acting as a financial advisor and serving as principal or agent in the purchase and sale of securities, which may include the securities of Kinder Morgan and/or its affiliates. In addition, J. Aron & Company, a wholly owned subsidiary of Goldman Sachs, in the ordinary course of its business enters into commodity hedging transactions with Kinder Morgan and/or its affiliates.  Additionally, certain of AIG’s subsidiaries may provide insurance or other financial services in the ordinary course of business to Kinder Morgan and/or its affiliates, and AIG Financial Products Corp., in the ordinary course of its business, has entered into interest rate and currency hedging transactions with a subsidiary of Kinder Morgan.

(b)   Significant Corporate Events.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and the Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

(c)   Negotiations or Contacts.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and the Board of Directors;
Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

(e)   Agreements Involving the Subject Company’s Securities.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and the Board of Directors;
Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Arrangements with Respect to Parent Following the Merger”
“Special Factors—Financing of the Merger”
“The Special Meeting—Quorum; Vote Required”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

Item 6.                        Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(b)   Use of Securities Acquired.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Arrangements with Respect to Parent Following the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Financing of the Merger—Equity Financing”
“The Merger Agreement—Effect of the Merger on the Common Stock and Stock Options of Kinder Morgan”
Annex A—Agreement and Plan of Merger

(c)(1)-(8)     Plans.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”
“Summary Term Sheet—Effects of the Merger”
“Summary Term Sheet—Interests of Certain Persons in the Merger”
“Summary Term Sheet—Financing of the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
"Special Factors—Arrangements with Respect to Parent Following the Merger"
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Financing the Merger”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

Item 7.                        Purposes, Alternatives, Reasons and Effects.

Regulation M-A Item 1013

(a)   Purposes.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”
“Summary Term Sheet—Effects of the Merger”
“Summary Term Sheet—Interests of Certain Persons in the Merger”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”

(b)   Alternatives.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

(c)   Reasons.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”
“Special Factors—Background of the Merger”
“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Opinion of Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”

(d)   Effects.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—The Merger”
“Summary Term Sheet—Effects of the Merger”
“Summary Term Sheet—Interests of Certain Persons in the Merger”
“Special Factors—Background of the Merger “

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”
“Special Factors—Position of Rollover Investors as to Fairness”
“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”
“Special Factors—Opinions of Financial Advisors”
“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”
“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”
“Special Factors—Effects of the Merger”
“Special Factors—Interests of Certain Persons in the Merger”
“Special Factors—Arrangements with Respect to Parent Following the Merger”
“Special Factors—Material United States Federal Income Tax Considerations”
“Special Factors—Financing of the Merger”
“Special Factors—Estimated Fees and Expenses”
“The Merger Agreement”
Annex A—Agreement and Plan of Merger

Item 8.                        Fairness of the Transaction

Regulation M-A Item 1014

(a)   Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Opinions of Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(b)   Factors Considered in Determining Fairness.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Opinions of Financial Advisors”

Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(c)   Approval and Adoption of Security Holders.   Although the approval and adoption of a majority of the public stockholders is not stated as a requirement, the approval and adoption of the merger agreement requires the affirmative vote of at least the holders of two-thirds of all of the Kinder Morgan common stock then entitled to vote at a meeting of stockholders, which appears to effectively require approval by at least a majority of Kinder Morgan’s public stockholders because to achieve a vote of two-thirds of all of the outstanding Kinder Morgan common stock would require that, in addition to the shares held by the Rollover Investors, an additional approximately 46% of the total outstanding shares (representing approximately 58% of the shares not owned by the Rollover Investors) must vote in favor of approving and adopting the merger agreement.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“The Special Meeting—Record Date, Outstanding Shares and Voting Rights”

“The Special Meeting—Quorum; Vote Required”

(d)   Unaffiliated Representative.   An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Opinions of Financial Advisors”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(e)   Approval of Directors.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Kinder Morgan Board Recommendation”

(f)    Other Offers.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Opinions of the Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

Item 9.                        Reports, Opinions, Appraisals and Negotiations.

Regulation M-A Item 1015

(a)-(b)   Reports, Opinions, Appraisal and Certain Negotiations; Preparer and Summary of the Report, Opinion or Appraisal   The presentations of The Blackstone Group L.P. and Morgan Stanley & Co.

Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated July 14, 2006 and August 27, 2006, are attached hereto as Exhibits (c)(7) and (c)(3), respectively, and are incorporated herein by reference.  The presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated, dated August 2, 2006, is attached hereto as Exhibit (c)(4) and is incorporated herein by reference. The presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006 is attached hereto as Exhibit (c)(5) and is incorporated herein by reference. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinions of Financial Advisors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Opinions of Financial Advisors”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Projected Financial Information”

“The Merger Agreement—Representations and Warranties”

Annex B—Opinion of Morgan Stanley & Co. Incorporated

Annex C—Opinion of The Blackstone Group L.P.

(c)   Availability of Documents.   The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Kinder Morgan during its regular business hours by any interested holder of Kinder Morgan common stock.

Item 10.                 Source and Amounts of Funds or Other Consideration.

Regulation M-A Item 1007

(a)   Source of Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(b)   Conditions.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Vote”

“Summary Term Sheet—What We Need to Do to Complete the Merger”

“Summary Term Sheet—Regulatory Approvals That Must be Obtained”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“Special Factors—Regulatory Approvals”

“The Special Meeting—Quorum; Vote Required”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(c)   Expenses.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Expenses and Termination Fee”

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

(d)   Borrowed Funds.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Financing of the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Effects of the Merger”

“Special Factors—Financing of the Merger”

“The Merger Agreement”

Annex A—Agreement and Plan of Merger

Item 11.                 Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a)   Securities Ownership.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Effects of the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Arrangements with Respect to Parent Following the Merger”

“Other Important Information Regarding Kinder Morgan—Security Ownership of Certain Beneficial Owners and Management”
“Other Important Information Regarding Kinder Morgan—Security Ownership of the Sponsor Investors”

(b)   Securities Transactions.   The Voting Agreement, dated as of August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder, which is attached hereto as Exhibit (d)(19), and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interest of Certain Persons in the Merger”

“Special Factors—Financing of the Merger”

“Other Important Information Regarding Kinder Morgan—Security Ownership of Certain Beneficial Owners and Management”

“Other Important Information Regarding Kinder Morgan—Security Ownership of the Sponsor Investors”

“Other Important Information Regarding Kinder Morgan—Prior Purchases and Sales of Kinder Morgan Common Stock”

Item 12.      The Solicitation or Recommendation.

Regulation M-A Item 1012

(d)   Intent to Tender or Vote in a Going-Private Transaction.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Share Ownership of Directors and Executive Officers”

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Quorum; Vote Required”

Certain investment advisor subsidiaries of AIG hold shares of the subject securities on behalf of their clients, which include other AIG subsidiaries. None of these persons currently intend to tender or sell any subject securities. The AIG investment advisor subsidiaries intend to vote the subject securities over which they have voting or proxy authority according to established proxy voting procedures, or, if these procedures are inapplicable, in the best interests of their respective clients.

(e)   Recommendations of Others.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Recommendations”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Position of Rollover Investors as to Fairness”

“Special Factors—Position of Parent, Acquisition Co. and the Sponsor Investors as to Fairness”

“Special Factors—Purpose and Reasons for the Merger of the Rollover Investors, Parent, Acquisition Co. and the Sponsor Investors”

“Special Factors—Purposes, Reasons and Plans for Kinder Morgan after the Merger”

“Special Factors—Interests of Certain Persons in the Merger”

“The Special Meeting—Kinder Morgan Board Recommendation”

“The Special Meeting—Quorum; Vote Required”

Item 13.                 Financial Information.

Regulation M-A Item 1010

(a)   Financial Statements.   The audited financial statements set forth in the Company’s Current Report on Form 8-K filed with the SEC on November 13, 2006, and the unaudited financial statements set forth in the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006, June 30, 2006 and September 30, 2006, and the information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Kinder Morgan—Selected Historical Consolidated
Financial Data”

“Where You Can Find More Information”

(b)   Pro Forma Information.   Not applicable.

Item 14.                 Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)   Solicitations or Recommendations.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Expenses”

(b) Employees and Corporate Assets.   The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee and Board of Directors; Reasons for Recommending Approval and Adoption of the Merger Agreement”

“Special Factors—Interests of Certain Persons in the Merger”

“Special Factors—Estimated Fees and Expenses”

“The Special Meeting—Solicitation of Proxies; Expenses”

Item 15.                 Additional Information.

Regulation M-A Item 1011

(b) Other Material Information.   The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

   Item 16.    Exhibits.

Regulation M-A Item 1016

(a)(1)

Letter to Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(2)

Notice of Special Meeting of Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(3)

Proxy Statement of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(b)(1)

Debt Commitment Letter, dated as of July 18, 2006, among Acquisition Co., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(c)(1)

Fairness Opinion of Morgan Stanley & Co. Incorporated, dated August 27, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(c)(2)

Fairness Opinion of The Blackstone Group L.P., dated August 27, 2006, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(c)(3)†	Presentation of The Blackstone Group L.P., and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated August 27, 2006
(c)(4)*	Presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated dated August 2, 2006
(c)(5)*	Presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006
(c)(6)	Presentation of management of Kinder Morgan, Inc. to the Board of Directors of Kinder Morgan, Inc. dated May 13, 2006
(c)(7)	Presentation of The Blackstone Group, L.P. and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated July 14, 2006
(d)(1)

Agreement and Plan of Merger, dated August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Kinder Morgan, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(d)(2)

Guarantee dated as of August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(3)

Guarantee dated as of August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.13 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(4)

Guarantee dated as of August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.14 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(5)

Guarantee dated as of August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(6)

Guarantee dated as of August 28, 2006 of AIG Financial Products Corp. (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(7)

Equity Commitment Letter dated August 28, 2006 of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(8)

Equity Commitment Letter dated August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(9)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.01 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(10)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Offshore Fund, L.P. (incorporated by reference to Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(11)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Institutional, L.P. (incorporated by reference to Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(12)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V GmbH CO. KG (incorporated by reference to Exhibit 7.03 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(13)

Equity Commitment Letter dated August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(14)

Equity Commitment Letter dated August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(15)

Equity Commitment Letter dated August 28, 2006 of AIG Knight LLC (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(16)

Rollover Commitment Letter dated August 28, 2006 of Richard D. Kinder (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(17)*	Rollover Commitment Letter dated September 22, 2006 of Fayez Sarofim
(d)(18)*	Rollover Commitment Letter dated September 22, 2006 of Portcullis Partners, LP
(d)(19)*	Voting Agreement dated as of August 28, 2006 among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder
(d)(20)*

Limited Liability Company Agreement dated as of August 28, 2006 of Knight Holdco LLC, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder, dated as of August 28, 2006

(d)(21)††	Rollover Commitment Letter dated October 23, 2006 of C. Park Shaper
(d)(22)††	Rollover Commitment Letter dated October 23, 2006 of Kimberly A. Dang
(d)(23)††	Rollover Commitment Letter dated October 23, 2006 of David D. Kinder
(d)(24)††	Rollover Commitment Letter dated October 23, 2006 of Joseph Listengart
(d)(25)††	Rollover Commitment Letter dated October 23, 2006 of James Street
(d)(26)**	Rollover Commitment Letter dated November 3, 2006 of Joseph Listengart
(f)(1)

Section 17-6712 of the Kansas General Corporation Code, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(g)	None

      † Previously filed on September 28, 2006

      * Previously filed on September 22, 2006

    †† Previously filed on October 24, 2006

   ** Previously filed on November 6, 2006

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2006	KINDER MORGAN, INC.
	By:	/s/ JOSEPH LISTENGART
	Name:	Joseph Listengart
	Title:	Vice President and General Counsel

Dated: November 14, 2006	KNIGHT HOLDCO LLC
	By:	/s/ KENNETH PONTARELLI
	Name:	Kenneth Pontarelli
	Title:	Authorized Person

Dated: November 14, 2006	KNIGHT ACQUISITION CO.
	By:	/s/ KENNETH PONTARELLI
	Name:	Kenneth Pontarelli
	Title:	Treasurer and Secretary

Dated: November 14, 2006	RICHARD D. KINDER
/s/ RICHARD D. KINDER
Richard D. Kinder

Dated: November 14, 2006	PORTCULLIS PARTNERS, LP
By: Portcullis G.P., LLC
	By:	/s/ WILLIAM V. MORGAN
	Name:	William V. Morgan
	Title:	Manager

Dated: November 14, 2006	PORTCULLIS G.P., LLC
	By:	/s/ WILLIAM V. MORGAN
	Name:	William V. Morgan
	Title:	Manager

Dated: November 14, 2006	WILLIAM V. MORGAN
/s/ WILLIAM V. MORGAN
William V. Morgan

Dated: November 14, 2006	MICHAEL C. MORGAN
/s/ MICHAEL C. MORGAN
Michael C. Morgan

Dated: November 14, 2006	FAYEZ SAROFIM
/s/ FAYEZ SAROFIM
Fayez Sarofim

Dated: November 14, 2006	C. PARK SHAPER
/s/ C. PARK SHAPER
C. Park Shaper

Dated: November 14, 2006	STEVEN J. KEAN
/s/ STEVEN J. KEAN
Steven J. Kean

Dated: November 14, 2006	DAVID D. KINDER
/s/ DAVID D. KINDER
David D. Kinder

Dated: November 14, 2006	JOSEPH LISTENGART
/s/ JOSEPH LISTENGART
Joseph Listengart

Dated: November 14, 2006	KIMBERLY ALLEN DANG
/s/ KIMBERLY ALLEN DANG
Kimberly Allen Dang

Dated: November 14, 2006	JAMES E. STREET
/s/ JAMES E. STREET
James E. Street

Dated: November 14, 2006	GS CAPITAL PARTNERS V FUND, L.P.
	By:	GSCP V Advisors, L.L.C., its General Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: November 14, 2006	GS CAPITAL PARTNERS V OFFSHORE FUND, L.P.
	By:	GSCP V Offshore Advisors, L.L.C., its General Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: November 14, 2006	GS CAPITAL PARTNERS V GMBH & CO. KG
	By:	GS Advisors V, L.L.C., its Managing Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: November 14, 2006	GS CAPITAL PARTNERS V INSTITUTIONAL, L.P.
	By:	GS Advisors V, L.L.C., its General Partner
	By:	/s/ Kenneth Pontarelli
Name: Kenneth Pontarelli
Title: Vice President

Dated: November 14, 2006	GS GLOBAL INFRASTRUCTURE PARTNERS I, L.P.
	By:	GS Infrastructure Advisors 2006, L.L.C., its General Partner
	By:	/s/ Jonathan Hunt
Name: Jonathan Hunt
Title: Vice President

Dated: November 14, 2006	THE GOLDMAN SACHS GROUP, INC.
	By:	/s/ Richard Friedman
Name: Richard Friedman
Title: Assistant Secretary

Dated: November 14, 2006	CARLYLE PARTNERS IV, L.P.
	By:	TC Group IV, L.P., its General Partner
	By:	TC Group IV, L.L.C., its General Partner
	By:	TC Group, L.L.C., its Sole Member
	By:	TCG Holdings, L.L.C., its Managing Member
	By:	/s/ Glenn A. Youngkin
Name: Glenn A. Youngkin
Title: Managing Director

Dated: November 14, 2006	CARLYLE/RIVERSTONE GLOBAL ENERGY AND POWER FUND III, L.P.
	By:	Carlyle/Riverstone Energy Partners III, L.P., its General Partner
	By:	C/R Energy GP III, LLC, its General Partner
	By:	/s/ Pierre F. Lapeyre, Jr.
	Name:	Pierre F. Lapeyre, Jr.
	Title:	Authorized Person

Dated: November 14, 2006	AIG KNIGHT LLC
	By:	/s/ James P. McGinnis
	Name:	James P. McGinnis
	Title:	Managing Director

EXHIBIT INDEX

(a)(1)

Letter to Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(2)

Notice of Special Meeting of Stockholders of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(a)(3)

Proxy Statement of Kinder Morgan, Inc., incorporated herein by reference to the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(b)(1)

Debt Commitment Letter, dated as of July 18, 2006, among Acquisition Co., Goldman Sachs Credit Partners L.P., Citigroup Global Markets Inc., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Wachovia Bank, National Association, Wachovia Investment Holdings, LLC, Wachovia Capital Markets, LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Capital Corporation (incorporated by reference to Exhibit 7.11 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(c)(1)

Fairness Opinion of Morgan Stanley & Co. Incorporated, dated August 27, 2006, incorporated herein by reference to Annex B of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(c)(2)

Fairness Opinion of The Blackstone Group L.P., dated August 27, 2006, incorporated herein by reference to Annex C of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(c)(3)†	Presentation of The Blackstone Group L.P., and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc., dated August 27, 2006
(c)(4)*	Presentation of Goldman, Sachs & Co. to The Blackstone Group L.P. and Morgan Stanley & Co. Incorporated dated August 2, 2006
(c)(5)*	Presentation of Richard Kinder and C. Park Shaper to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated as of July 28, 2006
(c)(6)	Presentation of management of Kinder Morgan, Inc. to the Board of Directors of Kinder Morgan, Inc. dated May 13, 2006
(c)(7)	Presentation of The Blackstone Group, L.P. and Morgan Stanley & Co. Incorporated to the Special Committee of the Board of Directors of Kinder Morgan, Inc. dated July 14, 2006
(d)(1)

Agreement and Plan of Merger, dated August 28, 2006, among Knight Holdco LLC, Knight Acquisition Co. and Kinder Morgan, Inc., incorporated herein by reference to Annex A of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on November 15, 2006

(d)(2)

Guarantee dated as of August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.12 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(3)

Guarantee dated as of August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.13 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(4)

Guarantee dated as of August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.14 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(5)

Guarantee dated as of August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.15 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(6)

Guarantee dated as of August 28, 2006 of AIG Financial Products Corp. (incorporated by reference to Exhibit 7.16 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(7)

Equity Commitment Letter dated August 28, 2006 of The Goldman Sachs Group, Inc. (incorporated by reference to Exhibit 7.06 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(8)

Equity Commitment Letter dated August 28, 2006 of GS Global Infrastructure Partners I, L.P. (incorporated by reference to Exhibit 7.05 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(9)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Fund, L.P. (incorporated by reference to Exhibit 7.01 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(10)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Offshore Fund, L.P. (incorporated by reference to Exhibit 7.02 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(11)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V Institutional, L.P. (incorporated by reference to Exhibit 7.04 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(12)

Equity Commitment Letter dated August 28, 2006 of GS Capital Partners V GmbH CO. KG (incorporated by reference to Exhibit 7.03 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(13)

Equity Commitment Letter dated August 28, 2006 of Carlyle Partners IV, L.P. (incorporated by reference to Exhibit 7.07 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(14)

Equity Commitment Letter dated August 28, 2006 of Carlyle/Riverstone Global Energy and Power Fund III, L.P. (incorporated by reference to Exhibit 7.08 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(15)

Equity Commitment Letter dated August 28, 2006 of AIG Knight LLC (incorporated by reference to Exhibit 7.09 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(16)

Rollover Commitment Letter dated August 28, 2006 of Richard D. Kinder (incorporated by reference to Exhibit 7.10 of Amendment No. 2 to Schedule 13D filed by Mr. Richard Kinder with the SEC on August 30, 2006)

(d)(17)*	Rollover Commitment Letter dated September 22, 2006 of Fayez Sarofim
(d)(18)*	Rollover Commitment Letter dated September 22, 2006 of Portcullis Partners, LP
(d)(19)*	Voting Agreement dated as of August 28, 2006 among Knight Holdco LLC, Knight Acquisition Co. and Richard D. Kinder
(d)(20)*

Limited Liability Company Agreement dated as of August 28, 2006 of Knight Holdco LLC, by and among GS Capital Partners V Fund, L.P., GS Capital Partners V Offshore Fund, L.P., GS Capital Partners V GmbH & CO. KG, GS Capital Partners V Institutional, L.P., GS Global Infrastructure Partners I, L.P., The Goldman Sachs Group, Inc., Carlyle Partners IV, L.P., Carlyle/Riverstone Global Energy and Power Fund III, L.P., AIG Knight LLC and Richard Kinder, dated as of August 28, 2006

(d)(21)††	Rollover Commitment Letter dated October 23, 2006 of C. Park Shaper

(d)(22)††	Rollover Commitment Letter dated October 23, 2006 of Kimberly A. Dang
(d)(23)††	Rollover Commitment Letter dated October 23, 2006 of David D. Kinder
(d)(24)††	Rollover Commitment Letter dated October 23, 2006 of Joseph Listengart
(d)(25)††	Rollover Commitment Letter dated October 23, 2006 of James Street
(d)(26)**	Rollover Commitment Letter dated November 3, 2006 of Joseph Listengart
(f)(1)

Section 17-6712 of the Kansas General Corporation Code, incorporated herein by reference to Annex D of the Proxy Statement on Schedule 14A filed by Kinder Morgan, Inc. with the Securities and Exchange Commission on September 22, 2006

(g)	None

                  † Previously filed on September 28, 2006

                 * Previously filed on September 22, 2006

            †† Previously filed on October 24, 2006

          ** Previously filed on November 6, 2006